Exhibit 99.1

J-Star Files Formal Complaints Against PwC with AICPA and PCAOB

J-Star’s Complaints Allege PwC Misrepresented Qualifications During J-Star’s IPO, Delaying Process and Resulting in Additional Fees

Taichung City, Taiwan – January 22, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions serving diverse applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced that the Company has filed formal complaints against PwC with the American Institute of Certified Public Accountants (“AICPA”) and the Public Company Accounting Oversight Board (“PCAOB”) regarding PwC’s misrepresentations during the Company’s NASDAQ IPO process.

The AICPA complaint is currently under investigation.

As the Company’s appointed auditor and consultant, PwC was expected to deliver professional, timely, and competent services in compliance with relevant U.S. regulatory requirements. Regrettably, PwC’s services fell far short of these expectations, resulting in significant delays and additional costs to J-Star’s U.S. IPO timeline. The Company inevitably had to replace PwC during the IPO and PwC’s audited Financial Statements were questioned later by authorities in 2025 and become inadequate for our IPO in the first half of 2025.

Jonathan Chiang, Chairman of J-Star, commented, “J-Star is committed to the highest standards of transparency, regulatory compliance, and investor protection. After a careful consideration, we determined that it was appropriate to bring these matters directly to U.S. regulatory authorities to ensure an independent and objective review of the conduct at issue as the implications directly impacted our U.S. IPO process and shareholders. Although PwC’s services for the IPO involved both its Taiwan and U.S. teams, at this stage the Company has decided not to submit the case to the regulators overseeing PwC’s Taiwan team, i.e., the Financial Supervisory Commission (“FSC”). One of the considerations is that the former Deputy Chairman of the FSC now serves as the Deputy Executive Director and Partner at PwC Taiwan, which could raise concerns about FSC’s independence in handling the case fairly. We believe accountability is essential to maintaining the integrity of the capital markets, and we will fully cooperate with the AICPA and PCAOB as their reviews proceed.”

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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